One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

March 31, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:

Prospectuses and Statements of Additional Information (“SAIs”) contained in Post Effective Amendment No. 2 and Post Effective Amendment No. 3 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Ms. Skeens:

This letter responds to comments provided in a March 13, 2014 telephone conference with Elizabeth Constant, Jill Damon and Nicholas DiLorenzo regarding the Prospectuses and SAIs contained in Post Effective Amendment No. 2 (FVIT Franklin Dividend and Income Managed Risk Portfolio) and Post Effective Amendment No. 3 (FVIT Moderate Growth Managed Risk Portfolio and FVIT Growth Managed Risk Portfolio (collectively with the FVIT Franklin Dividend and Income Managed Risk Portfolio, the “Portfolios”)) to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”)  filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2014.

On behalf of the Trust, we have reproduced your comments below and provided the Trust’s responses immediately thereafter. Capitalized terms have the meanings as defined in the Prospectuses and SAIs.

1.

Comment:

Please file the Tandy representations via EDGAR Correspondence for each Post Effective Amendment.

Response:

The requested representations will be made.

2.

Comment:

Please confirm supplementally that any missing or incomplete information, including all relevant exhibits and information relating to each Portfolio’s fees and expenses, will be filed prior to effectiveness.

Response:

The Registrant so confirms.

3.

Comment:

The Staff notes that the Portfolios are intended to serve as funding vehicles for variable annuity contracts offered by the separate accounts of Forethought Life Insurance Company (“FLIC”) which provide certain guarantees to contract holders. Given that Forethought Investment Advisors, LLC (the “Adviser”) is affiliated with FLIC, please consider including risk disclosure relating to this potential conflict of interest.

Response:

The Adviser will seek to manage the Portfolios in a manner that is consistent with the best interests of contract holders and the Adviser’s fiduciary duties.  Nevertheless, the following risk factor will be added to the “Principal Risks” section of the risk/return summary for each Portfolio:

“Conflicts of Interest Risk – The managed risk strategy is designed to reduce the Portfolio’s return volatility and may also reduce the risks assumed by the insurance company that sponsors your variable annuity contract. This facilitates the insurance company’s ability to provide certain guaranteed benefits. Although the interests of contract holders and the insurance company are generally aligned, the insurance company (and the adviser due to its affiliation with the insurance company) may face potential conflicts of interest. Specifically, the managed risk strategy may have the effect of mitigating the financial risks to the insurance company when providing certain guaranteed benefits.”

4.

Comment:

Please confirm supplementally that any expense limitation or fee waiver arrangement will be in effect for no less than one year from the effective date of the relevant Portfolio’s registration statement.

Response:

The Registrant so confirms.

5.

Comment:

Please confirm supplementally that any expense limitation or fee waiver arrangement will be reflected in the relevant Portfolio’s expense example only for the term of such arrangement.

Response:

The Registrant so confirms.

6.

Comment:

Please consider relocating the following sentence from the “Principal Investment Strategies” section to the “Principal Risks” section of the risk/return summary for each Portfolio:

“The Portfolio’s investment in exchange-traded futures and their accompanying costs could limit the Portfolio’s gains in rising markets relative to those of equity and fixed income securities, or to those of unhedged funds in general.”

Response:

The Registrant will relocate the above sentence to the “Futures” risk factor in the “Principal Risks” section of each Portfolio’s risk/return summary.

7.

Comment:

Please consider relocating the following language regarding the “manager of managers” exemptive order to post-Item 8 disclosure:

“The Adviser utilizes a “manager of managers” structure in which the Adviser retains sub-advisers to select investments for the Portfolio.  The Portfolio and the Adviser were granted an exemptive order from the Securities and Exchange Commission (the “Manager of Managers Order”) that allows the Adviser to hire a new sub-adviser or sub-advisers without shareholder approval. Within 90 days after hiring any new sub-adviser, the Portfolio’s shareholders will receive information about the new sub-advisory relationship.”

Response:

The Registrant will delete the foregoing disclosure from each Portfolio’s risk/return summary section, as substantially identical language was already included in the “Management – Investment Adviser” section of each Prospectus.

8.

Comment:

Please review each Portfolio’s principal investment strategies and principal risks disclosure to ensure that such disclosure describes the actual derivative instruments and associated principal risks that each Portfolio intends to use to achieve its stated investment objectives. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf.  Please confirm supplementally that each type of instrument named in each Portfolio’s derivatives risk disclosure is consistent with the investment strategies of such Portfolio.

Response:

Upon review, the Registrant believes that the principal investment strategies and risks disclosure for each Portfolio accurately and sufficiently describes the derivative instruments in which each Portfolio will invest and the associated principal risks of such investments.  The Registrant notes that each Portfolio’s “Principal Investment Strategies” section of the risk/return summary discloses that the Portfolio may use equity futures contracts, treasury futures contracts, currency futures contracts and other hedge instruments to manage risk and volatility.  In addition, the “Principal Investment Strategies” sections of the risk/return summaries for FVIT Moderate Growth Managed Risk Portfolio and FVIT Growth Managed Risk Portfolio disclose that futures, options, swaps, structured notes and other derivatives may be used to provide exposure similar to certain exchange-traded funds.  The Registrant confirms that each derivative instrument named in each Portfolio’s derivatives risk disclosure is consistent with the investment strategies of the applicable Portfolio.

9.

Comment:

Please clarify whether the following “Derivatives Risk” disclosure relates to recent Commission and U.S. Commodity Futures Trading Commission (“CFTC”) rulemaking governing the central-clearing and exchange-trading of swaps:

“Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.”

Response:

The Registrant confirms that the above disclosure relates to recent regulatory developments involving the clearing and exchange-trading of certain standardized over-the-counter derivative instruments recently defined as “swaps” by the CFTC and Commission. Accordingly, the Registrant will replace the above “Derivatives Risk” disclosure in the “Principal Risks” section of each Portfolio’s risk/return summary with the following:

“The Dodd-Frank Wall Street Reform and Consumer Protection Act called for new regulation of derivatives markets, including the clearing and central trading of many standardized over-the-counter derivative instruments deemed to be “swaps.” The extent and impact of this regulation is not yet known and may not be known for some time. These regulatory developments may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.”

10.

Comment:

Please revise the final sentence of the “Distribution of Shares – Distribution Fees” section of each Prospectus to conform to Item 12(b)(2) of Form N-1A.

Response:

The requested change will be made.

11.

Comment:

Please consider renaming the “Absence of Regulation” risk factor “OTC Transactions Risk” or something similar.

Response:

The risk factor will be renamed Over-the-Counter Transactions Risk.

12.

Comment:

In the FVIT Moderate Growth Managed Risk Portfolio and FVIT Growth Managed Risk Portfolio Prospectus, please replace the word “foregoing” in the fourth paragraph of the “Management – Investment Adviser” section with “following,” as the expense limitation applicable to each Portfolio is disclosed in a subsequent table.

Response:

The requested change will be made.

13.

Comment:

Please revise the SAI disclosure for each Portfolio to provide additional information regarding how Mr. Schenck’s discretionary bonus is calculated per Item 20(b) of Form N-1A.

Response:

The SAI disclosure regarding Mr. Schenck’s compensation will be revised to reflect that his discretionary bonus is based in part on the profitability of Milliman Financial Risk Management LLC.

* * *

Please call me at (617) 728-7171 if you have any questions.

Sincerely,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc:

Sarah M. Patterson

James Ash

John V. O’Hanlon

Jill R. Damon

Exhibit

 [Forethought Variable Insurance Trust Letterhead]

Forethought Variable Insurance Trust

300 North Meridian Street, Suite 1800

Indianapolis, Indiana 46204

March 31, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:

Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865) Post Effective Amendment Nos. 2 and 3 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•

the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•

the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Sarah M. Patterson

Sarah M. Patterson

Secretary

Forethought Variable Insurance Trust